**Filed Pursuant to Rule 433**
Registration No. 333-158385
July 29, 2009
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

# HSBC ◆

| Structured Investments | HSBC USA Inc. |

$

## Knock-Out Buffer Notes Linked to a Weighted Basket of Two Components, Consisting of the iShares® MSCI Brazil Index Fund and the iShares® MSCI Mexico Index Fund due February 3, 2011

### General

- Terms used in this free writing prospectus are described or defined herein, in the accompanying product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement or prospectus. **The notes are not principal protected, and you may lose up to 100.00% of your initial investment.**
- **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**
- All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Knock-Out Buffer Notes.
- This free writing prospectus relates to a single note offering. The purchaser of a note will acquire a security linked to the reference asset described below.
- Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset any basket component, or any securities included in an index that underlies a basket component (each an "underlying index" and, together, the "underlying indices") nor as to the suitability of an investment in the related notes.
- Senior unsecured obligations of HSBC USA Inc. maturing February 3, 2011.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede.**

### Key Terms

| | |
|---|---|
| Issuer: | HSBC USA Inc. |
| Issuer Rating: | AA- (S&P), A1 (Moody's), AA (Fitch)* |
| Reference Asset: | The notes are linked to a weighted basket consisting of the iShares® MSCI Brazil Index Fund ("EWZ") and the iShares® MSCI Mexico Index Fund ("EWW") (each a "basket component" or an "index fund" and together, the "index funds" or "basket components"). |
| Component Weightings: | The EWZ weighting is 69.50% and the EWW weighting is 30.50% (each a "component weighting" and collectively the "component weightings"). |
| Knock-Out Event: | A knock-out event occurs if, at any time during the observation period, the basket closing level (as defined below) has decreased, as compared to the basket starting level, by more than the knock-out buffer amount. |
| Knock-Out Buffer Amount: | 30.00% |
| Contingent Minimum Return: | 4.10% |
| Principal Amount: | $1,000 per note. |
| Trade Date: | July 30, 2009 |
| Pricing Date: | July 30, 2009 |
| Original Issue Date: | August 4, 2009 |
| Final Valuation Date: | January 31, 2011, subject to adjustment as described herein and in the accompanying product supplement. |
| Observation Period: | The period beginning on and excluding the pricing date and ending on and including the final valuation date. |
| Maturity Date: | 3 business days after the final valuation date and is expected to be February 3, 2011. The maturity date is subject to further adjustment as described under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement. |
| Payment at Maturity: | *If a knock-out event has occurred,* you will receive a cash payment on the maturity date that will reflect the performance of the reference asset. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: |

$$\$1{,}000 + (\$1{,}000 \times \text{Basket Return})$$

*If a knock-out event has occurred and the basket ending level is less than the basket starting level, you will lose some or all of your investment.* **This means that if the basket return is -100.00%, you will lose your entire investment.**

*If a knock-out event has not occurred,* you will receive a cash payment on the maturity date that will reflect the performance of the reference asset, subject to the contingent minimum return. If a knock-out event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the basket return and (ii) the contingent minimum return. For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?" herein.

| | |
|---|---|
| Basket Return: | The quotient, expressed as a percentage, of (i) the basket ending level minus the basket starting level divided by (ii) the basket starting level, expressed as a formula: |

$$\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$

| | |
|---|---|
| Basket Starting Level: | Set equal to 100 on the pricing date. |
| Basket Ending Level: | The basket closing level on the final valuation date. |
| Basket Closing Level: | On any scheduled trading day during the observation period, the basket closing level will be calculated as follows: |

$$100 \times [1 + (\text{EWZ return} \times 69.50\%) + (\text{EWW return} \times 30.50\%)]$$

Each of the returns set forth in the formula above refers to the index fund return for the relevant basket component, which reflects the performance of the relevant basket component, expressed as a percentage, from the initial price of that basket component on the pricing date to the official closing price of that basket component on such scheduled trading day.

| | |
|---|---|
| Initial Price: | With respect to EWZ, [•], with respect to EWW, [•], in each case representing the official closing price (as defined below) of the respective basket component as determined by the calculation agent on the pricing date. |
| Official Closing Price: | With respect to each basket component, the official closing price on any scheduled trading day during the observation period will be the official price of one share of such basket component on the relevant exchange for such basket component as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. |
| CUSIP/ISIN: | 4042K0YK5 / |
| Form of Notes: | Book-Entry |
| Listing: | The notes will not be listed on any U.S. securities exchange or quotation system. |

\* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

**Investment in the notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.**

We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes. J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.

| | Price to Public[1] | Fees and Commissions | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | $12.50 | $987.50 |
| Total | $ | $ | $ |

[1] Certain fiduciary accounts will pay a purchase price of $12.50 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

**JPMorgan**
**Placement Agent**
**July 29, 2009**

**Additional Terms Specific to the Notes**

This free writing prospectus relates to a single note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to the reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset, any basket component or any securities included in an underlying index or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009. If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 5 of this free writing prospectus and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Knock-Out Buffer Notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

**Selected Purchase Considerations**

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the reference asset at maturity. *If a knock-out event has not occurred,* in addition to the principal amount, you will receive at maturity at least the contingent minimum return of 4.10% on the notes, or a minimum payment at maturity of $1,041.00 for every $1,000 principal amount note. Even if a knock-out event has occurred, if the basket ending level is greater than the basket starting level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the basket return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — *If a knock-out event has occurred,* you will lose 1.00% of the principal amount for every 1.00% decline of the level of the reference asset during the observation period. If a knock-out event has occurred and the basket return is -100.00%, you will lose your entire investment.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the notes as pre-paid forward or other executory contracts with respect to the reference asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions", we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

  A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the basket components (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code")) of the U.S. holder (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the note).

Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a note will be recharacterized as ordinary income. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the issuer of any stock owned by a basket component would be treated as a "passive foreign investment company," within the meaning of Section 1297 of the Code. In the event that the issuer of any stock owned by a basket component were treated as a passive foreign investment company, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the basket components and by the issuers of stock owned by the basket components and consult your tax advisor regarding the possible consequences to you, if any, in the event that one or more issuers of stock owned by the basket components is or becomes a passive foreign investment company.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

- **DIVERSIFICATION AMONG THE BASKET COMPONENTS** — The return on the notes is linked to a weighted basket consisting of the iShares® MSCI Brazil Index Fund and the iShares® MSCI Mexico Index Fund. For additional information about each basket component see the information set forth under "Description of the Reference Asset" herein.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the reference asset or any of the component securities held by the reference asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying product and prospectus supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT** – A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in this free writing prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the reference asset and will depend on whether a knock-out event has occurred and whether, and the extent to which, the basket return is positive or negative. If the basket closing level has declined, as compared to the basket starting level, by more than the knock-out buffer amount of 30.00% at any time during the observation period, a knock-out event has occurred, and the protection provided by the knock-out buffer amount will terminate. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100.00% OF YOUR INVESTMENT**.

- **CREDIT RISK OF HSBC USA INC.** — The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

- **YOUR PROTECTION MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES** — If the basket closing level at any time during the observation period declines from the basket starting level by more than the knock-out buffer amount of 30.00%, you will at maturity be fully exposed to any decline in the level of the reference asset. We refer to this feature as a contingent buffer. Under these circumstances, if the basket ending level is less than the basket starting level, you will lose 1.00% of the principal amount of your investment for every 1.00% decrease in the basket ending level as compared to the basket starting level. You will be subject to this potential loss of principal even if the level of reference asset subsequently increases such that the basket closing level is less than the basket starting level by not more than the knock-out buffer amount of 30.00%, or is equal to or greater than the basket starting level. As a result, you may lose some or all of your investment. Your return on the notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating.

- **YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES** — If the basket closing level at any time during the observation period declines from the basket starting level by more than the knock-out buffer amount of 30.00%, you will not be entitled to receive the protection provided by the contingent minimum return on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the level of the reference asset.

- **CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER —** Movements in the prices of the basket components may not correlate with each other. At a time when the price of one of the basket component increases, the price of the other basket component may not increase as much or may even decline. Therefore, in calculating the basket return, increases in the price of one or more of the basket components may be moderated, or more than offset, by lesser increases or declines in the price of the other basket component. This affect is further amplified by the differing weights of the basket components. A more heavily weighted basket component will have a larger impact than a basket component with a lesser weightings

- **THE VALUE OF SHARES OF A BASKET COMPONENTS MAY NOT COMPLETELY TRACK THE VALUE OF ITS RESPECTIVE UNDERLYING INDEX** — Although the trading characteristics and valuations of shares of a basket components will usually mirror the characteristics and valuations of its respective underlying index, the value of the shares of each basket component may not completely track the value of its respective underlying index. The basket components may reflect transaction costs and fees that are not included in the calculation of their respective underlying indices. Additionally, because a basket component may not actually hold all of the stocks that comprise its respective underlying index but invests in a representative sample of securities which have a similar investment profile as the stocks that comprise its respective underlying index, the basket components may not fully replicate the performance of their respective underlying indices.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH FOREIGN SECURITIES MARKETS** — The stocks included in the MSCI Brazil Index and the MSCI Mexico Index, which are the underlying indices for the EWZ and the EWW, respectively, and that are generally tracked by the basket components have been issued by companies in Brazil and Mexico, respectively. Although the trading price of shares of the basket components are not directly tied to the value of their respective underlying indices or the trading price of the stocks that comprise the respective underlying indices, the trading prices of shares of the EWZ and the EWW are expected to correspond generally to the value of publicly traded equity securities in the aggregate in Brazil and Mexico, respectively, as measured by the respective underlying index. This means that the trading prices of shares of the EWZ and the EWW are expected to be affected by factors affecting securities markets in Brazil and Mexico, respectively.

Investments in securities linked to the value of foreign securities markets involve certain risk. Foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there generally may be less publicly available information about companies in foreign securities markets than about U.S. companies, and companies in foreign securities markets are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies. Although many of the component stocks in the applicable underlying index are listed or traded on foreign securities markets which constitute "designated offshore securities markets" under Regulation S, certain of the component stocks in the underlying index are primarily traded on foreign securities markets which have not been approved by U.S. securities regulatory agencies or U.S. exchanges. In addition, regardless of their status as designated offshore securities markets, certain component stocks in the underlying index may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. In addition, foreign securities issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets.

Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies.  Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

- **AN INVESTMENT IN THE NOTES  IS SUBJECT TO CURRENCY EXCHANGE RISK** —  Because the underlying indices are denominated in U.S. Dollars, the prices of the component stocks included in the underlying indices will be converted into U.S. Dollars for the purposes of calculating the value of such index and, thus, noteholders will be exposed to currency exchange rate risk with respect to the Brazilian Real and the Mexican Peso. A noteholder's net exposure will depend on the extent to which the Brazilian Real and Mexican Peso strengthens or weakens against the U.S. Dollar.  If the U.S. Dollar strengthens against the Brazilian Real or the Mexican Peso, the value of the reference asset may be adversely affected, and the principal payment at maturity of the notes may be reduced.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this free writing prospectus is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of notes by you prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the basket components or securities composing the respective underlying indices would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. intends to offer to purchase the notes in the secondary market but is not required to do so and may cease making such offers at any time. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the reference asset and the value of the notes.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the reference asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the basket components;

  - the time to maturity of the notes;

  - whether a knock-out event has occurred;

  - the dividend rate on the equity securities comprising the underlying indices;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory or judicial events; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

**What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?**

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a knock-out buffer amount of 30.00% and a contingent minimum return on the notes of 4.10%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Basket Ending Level | Basket Return | Total Return | |
|---|---|---|---|
| | | Knock Out Event Has Not Occurred[1] | Knock Out Event Has Occurred[2] |
| 180.00 | 80.00% | 80.00% | 80.00% |
| 165.00 | 65.00% | 65.00% | 65.00% |
| 150.00 | 50.00% | 50.00% | 50.00% |
| 140.00 | 40.00% | 40.00% | 40.00% |
| 130.00 | 30.00% | 30.00% | 30.00% |
| 120.00 | 20.00% | 20.00% | 20.00% |
| 115.00 | 15.00% | 15.00% | 15.00% |
| 110.00 | 10.00% | 10.00% | 10.00% |
| 105.00 | 5.00% | 5.00% | 5.00% |
| 104.10 | 4.10% | 4.10% | 4.10% |
| 102.50 | 2.50% | 4.10% | 2.50% |
| **100.00** | **0.00%** | **4.10%** | **0.00%** |
| 95.00 | -5.00% | 4.10% | -5.00% |
| 90.00 | -10.00% | 4.10% | -10.00% |
| 85.00 | -15.00% | 4.10% | -15.00% |
| 80.00 | -20.00% | 4.10% | -20.00% |
| 70.00 | -30.00% | 4.10% | -30.00% |
| 60.00 | -40.00% | N/A | -40.00% |
| 50.00 | -50.00% | N/A | -50.00% |
| 40.00 | -60.00% | N/A | -60.00% |
| 30.00 | -70.00% | N/A | -70.00% |
| 20.00 | -80.00% | N/A | -80.00% |
| 10.00 | -90.00% | N/A | -90.00% |
| 0.00 | -100.00% | N/A | -100.00% |

(1) The basket closing level has not declined, as compared to the basket starting level, by more than 30.00% at any time during the observation period.

(2) The basket closing level has declined, as compared to the basket starting level, by more than 30.00% at any time during the observation period.

**Hypothetical Examples of Amounts Payable at Maturity**

The following examples illustrate how the total returns set forth in the table above are calculated.

**Example 1: A knock-out event has not occurred, and the level of the reference asset increases from the basket starting level of 100.00 to a basket ending level of 102.50.** Because a knock-out event has not occurred and the basket return of 2.50% is less than the contingent minimum return of 4.10%, the investor benefits from the contingent minimum return and receives a payment at maturity of $1,041.00 per $1,000 principal amount note.

**Example 2: A knock-out event has not occurred, and the level of the reference asset decreases from the basket starting level of 100.00 to a basket ending level of 85.00.** Because a knock-out event has not occurred and the basket return of -15.00% is less than the contingent minimum return of 4.10%, the investor benefits from the contingent minimum return and receives a payment at maturity of $1,041.00 per $1,000 principal amount note.

**Example 3: A knock-out event has not occurred, and the level of the reference asset increases from the basket starting level of 100.00 to a basket ending level of 105.00.** Because a knock-out event has not occurred the basket return of 5.00% is greater than the contingent minimum return of 4.10%, the investor receives a payment at maturity of $1,050.00 per $1000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5.00\%) = \$1,050.00$$

**Example 4: A knock-out event has occurred, and the level of the reference asset decreases from the basket starting level of 100.00 to a basket ending level of 90.00.** Because a knock-out event has occurred, and the basket return is -10.00%, the investor is exposed to the performance of the reference asset and receives a payment at maturity of $900.00 per $1,000.00 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10.00\%) = \$900.00$$

**Example 5: A knock-out event has occurred, and the level of the reference asset increases from the basket starting level of 100.00 to a basket ending level of 115.00.** Because a knock-out event has occurred and the basket return is 15.00%, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 15.00\%) = \$1,150.00$$

### Description of the Reference Asset

**General**

*This free writing prospectus is not an offer to sell and it is not an offer to buy interests in any basket component or any securities included in an underlying index. All disclosures contained in this free writing prospectus regarding the reference asset, including the make-up, performance, method of calculation and changes of the basket components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any basket component or any constituent included in any basket component contained in this free writing prospectus. You should make your own investigation into each basket component.*

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

**The iShares® MSCI Brazil Index Fund ("EWZ")**

We have derived all information contained in this free writing prospectus regarding the EWZ, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. The reference asset is an investment portfolio maintained and managed by iShares and advised by BGFA. iShares is a registered investment company that consists of numerous separate investment portfolios, including the reference asset. The shares of the EWZ are listed and trade at market prices on a national securities exchange such as Amex, the Chicago Board Options Exchange, NASDAQ, NYSE or NYSE Arca under the exchange trading symbol "EWZ"

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this free writing prospectus or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. As a prospective purchaser of the securities, you should undertake an independent investigation of the reference asset as in your judgment is appropriate to make an informed decision with respect to an investment in the reference asset shares.

The MSCI Brazil Index, which is the underlying index of EWZ, is calculated by or on behalf of Morgan Stanley Capital International Inc. ("MSCI"). MSCI does not issue, sponsor, endorse, sell or promote the EWZ Fund. MSCI makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. MSCI has no obligation or liability in connection with the operation, marketing or sale of the securities.

The EWZ seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The MSCI Brazil Index was developed by MSCI as an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. The EWZ pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Brazil Index, and generally does not hold all of the equity securities included in the MSCI Brazil Index. The EWZ invests in a representative sample of securities in the MSCI Brazil Index, which have a similar investment profile as the MSCI Brazil Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Brazil Index. The EWZ will generally invest at least 95% of its assets in the securities of the MSCI Brazil

Index and ADRs based on securities of the MSCI Brazil Index, and at least 80% of its assets in the securities of the MSCI Brazil Index or in securities included in the Brazilian market, but not in the MSCI Brazil Index, or in ADRs, GDRs or EDRs based on the securities in the MSCI Brazil Index. The EWZ may invest its other assets in futures contracts, other types of options and swaps related to the MSCI Brazil Index, as well as cash and cash equivalents, including share of money market funds affiliated with BGFA.

**The MSCI Brazil Index**

All information in this free writing prospectus regarding the MSCI Brazil Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI or any of its affiliates (the "MSCI Brazil Index sponsor"). The MSCI Brazil Index sponsor owns the copyright and all other rights to the MSCI Brazil Index. The MSCI Brazil Index has no obligation to continue to publish, and may discontinue publication of, the MSCI Brazil Index. We do not assume any responsibility for the accuracy or completeness of such information. Historical performance of the MSCI Brazil Index is not an indication of future performance. Future performance of the MSCI Brazil Index may differ significantly from historical performance, either positively or negatively.

The MSCI Brazil Index is published by MSCI and is intended to measure the performance of equity markets in Brazil. The Index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial value of 100. Component companies must meet objective criteria for inclusion in the MSCI Brazil Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Brazil Index is calculated daily in U.S. Dollars and published in real time every 60 seconds during market trading hours. The MSCI Brazil Index is published by Bloomberg under the index symbol "MXBR".

The MSCI Brazil Index is part of the MSCI Equity Indices series. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

*Constructing the MSCI Standard Indices*

The MSCI Standard Indices were transitioned to the same methodology used in constructing the MSCI Global Investable Market Indices after a two phase process implemented on November 30, 2007 and May 30, 2008. MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

*Maintenance*

The MSCI Standard Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi-Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- Updating the indices on the basis of a fully refreshed Equity Universe.
- Taking buffer rules into consideration for migration of securities across size and style segments.
- Updating FIFs and Number of Shares ("NOS").

(ii) Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

- Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.
- Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.
- Reflecting the impact of significant market events on FIFs and updating NOS.

(iii) Ongoing event-related changes. Changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

**Historical Performance of EWZ**

The following graph sets forth the historical performance of the EWZ based on the weekly historical closing prices from January 2, 2004 through July 28, 2009. The closing price for the EWZ on July 28, 2009 was 57.25. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical prices of the EWZ should not be taken as an indication of future performance, and no assurance can be given as to the official closing price on the final valuation date. We cannot give you assurance that the performance of the EWZ will result in the return of any of your initial investment.

**Historical Performance of the iShares® MSCI Brazil Index Fund**



Source: Bloomberg® Professional Service

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 10/1/2004 | 12/31/2004 | 22.01 | 17.72 | 21.97 |
| 1/3/2005 | 3/31/2005 | 25.65 | 19.59 | 22.55 |
| 4/1/2005 | 6/30/2005 | 24.85 | 20.74 | 24.45 |
| 7/1/2005 | 9/30/2005 | 33.04 | 23.19 | 32.87 |
| 10/3/2005 | 12/30/2005 | 35.55 | 28.44 | 32.87 |
| 1/3/2006 | 3/31/2006 | 42.63 | 33.42 | 39.38 |
| 4/3/2006 | 6/30/2006 | 46.37 | 31.25 | 38.63 |
| 7/3/2006 | 9/29/2006 | 40.59 | 34.54 | 37.97 |
| 10/2/2006 | 12/29/2006 | 46.42 | 37.56 | 46.15 |
| 1/3/2007 | 3/30/2007 | 49.41 | 41.52 | 48.61 |
| 4/2/2007 | 6/29/2007 | 62.62 | 48.29 | 60.65 |
| 7/2/2007 | 9/28/2007 | 73.86 | 46.08 | 73.24 |
| 10/1/2007 | 12/31/2007 | 86.65 | 70.19 | 80.20 |
| 1/2/2008 | 3/31/2008 | 88.21 | 63.60 | 76.55 |
| 4/1/2008 | 6/30/2008 | 101.56 | 77.00 | 89.03 |
| 7/1/2008 | 9/30/2008 | 88.41 | 48.36 | 56.22 |
| 10/1/2008 | 12/31/2008 | 56.28 | 26.47 | 34.90 |
| 1/2/2009 | 3/31/2009 | 41.03 | 31.15 | 37.67 |
| 4/1/2009 | 6/30/2009 | 58.62 | 37.24 | 52.97 |
| 7/1/2009* | 7/28/2009* | 57.68 | 48.03 | 57.25 |

* As of the date of this free writing prospectus available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through July 28, 2009. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

**The iShares® MSCI Mexico Index Fund**

We have derived all information contained in this free writing prospectus regarding the EWW, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. The EWW is an investment portfolio maintained and managed by iShares and advised by BGFA. iShares is a registered investment company that consists of numerous separate investment portfolios, including the EWW. The shares of the EWW are listed and trade at market prices on a national securities exchange such as Amex, the Chicago Board Options Exchange, NASDAQ, NYSE or NYSE Arca under the exchange trading symbol "EWW"

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this free writing prospectus or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. As a prospective purchaser of the securities, you should undertake an independent investigation of the EWW as in your judgment is appropriate to make an informed decision with respect to an investment in the EWW shares.

*Investment Objective and Strategy*

The EWW seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the largest and most liquid Mexican companies, as measured by the MSCI Mexico Index, which is the underlying index for the EWW. The MSCI Mexico Index, was developed by MSCI Inc. ("MSCI") to represent the performance of the Mexican market that is available to international investors.

The EWW uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the MSCI Mexico Index. The EWW will at all times invest at least 90% of its assets in the securities of the MSCI Mexico Index and ADRs based on securities of the MSCI Mexico Index, and may invest the remainder of its assets in securities not included in the MSCI Mexico Index, but which BFGA believe will help the EWW track the MSCI Mexico Index. The EWW also may invest its other assets in futures contracts, options on futures contracts, options and swaps related to the MSCI Mexico Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA.

*Representative Sampling*

The EWW pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Mexico Index, and generally does not hold all of the equity securities included in the MSCI Mexico Index. The EWW invests in a representative sample of securities in the MSCI Mexico Index, which have a similar investment profile as the MSCI Mexico Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Mexico Index.

*Correlation*

The MSCI Mexico Index is a theoretical financial calculation, while the EWW is an actual investment portfolio. The performance of the EWW and the MSCI Mexico Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The EWW, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the MSCI Mexico Index.

*Industry Concentration Policy*

The EWW will concentrate its investments ( i.e. , hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the MSCI Mexico Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

**The MSCI Mexico Index**

All information in this free writing prospectus regarding the MSCI Mexico Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI or any of its affiliates (the "MSCI Mexico Index sponsor"). The MSCI Mexico Index sponsor owns the copyright and all other rights to the MSCI Mexico Index. The MSCI Mexico Index has no obligation to continue to publish, and may discontinue publication of, the MSCI Mexico Index. We do not assume any responsibility for the accuracy or completeness of such information. Historical performance of the MSCI Mexico Index is not an indication of future performance. Future performance of the MSCI Mexico Index may differ significantly from historical performance, either positively or negatively.

The MSCI Mexico Index is published by MSCI and is intended to measure the performance of equity markets in Mexico. The MSCI Mexico Index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial value of 100. Component companies must meet objective criteria for inclusion in the MSCI Mexico Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Mexico Index is calculated daily in U.S. Dollars and published in real time every 60 seconds during market trading hours. The MSCI Mexico Index is published by Bloomberg under the index symbol "MXMX".

The MSCI Mexico Index is part of the MSCI Equity Indices series. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

*Constructing the MSCI Global Investable Market Indices*

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

*Maintenance*

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi-Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- Updating the indices on the basis of a fully refreshed Equity Universe.
- Taking buffer rules into consideration for migration of securities across size and style segments.
- Updating FIFs and Number of Shares ("NOS").

(ii) Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

- Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.
- Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.
- Reflecting the impact of significant market events on FIFs and updating NOS.

(iii) Ongoing event-related changes. Changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

## Historical Performance of EWW

The following graph sets forth the historical performance of the EWW based on the weekly historical closing prices from January 2, 2004 through July 28, 2009.  The closing price for the EWW on July 28, 2009 was 40.29. We obtained the closing prices below from Bloomberg Professional[®] service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional[®] service.

The historical prices of the EWW should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final valuation date. We cannot give you assurance that the performance of the EWW will result in the return of any of your initial investment.

## Historical Performance of the iShares® MSCI Mexico Investable Market Index Fund



Source: Bloomberg® Professional Service

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 10/1/2004 | 12/31/2004 | 25.10 | 20.32 | 25.06 |
| 1/3/2005 | 3/31/2005 | 28.09 | 23.33 | 24.10 |
| 4/1/2005 | 6/30/2005 | 27.40 | 22.59 | 27.17 |
| 7/1/2005 | 9/30/2005 | 32.78 | 27.07 | 32.76 |
| 10/3/2005 | 12/30/2005 | 36.92 | 29.31 | 35.74 |
| 1/3/2006 | 3/31/2006 | 39.72 | 35.93 | 38.34 |
| 4/3/2006 | 6/30/2006 | 44.02 | 31.20 | 36.99 |
| 7/3/2006 | 9/29/2006 | 43.42 | 35.72 | 43.20 |
| 10/2/2006 | 12/29/2006 | 51.30 | 41.90 | 51.20 |
| 1/3/2007 | 3/30/2007 | 55.95 | 46.70 | 54.36 |
| 4/2/2007 | 6/29/2007 | 64.61 | 54.53 | 61.65 |
| 7/2/2007 | 9/28/2007 | 65.14 | 49.42 | 58.79 |
| 10/1/2007 | 12/31/2007 | 64.17 | 52.93 | 56.00 |
| 1/2/2008 | 3/31/2008 | 59.70 | 47.52 | 59.10 |
| 4/1/2008 | 6/30/2008 | 63.32 | 56.23 | 56.94 |
| 7/1/2008 | 9/30/2008 | 56.31 | 43.11 | 46.67 |
| 10/1/2008 | 12/31/2008 | 46.82 | 23.25 | 32.27 |
| 1/2/2009 | 3/31/2009 | 35.16 | 21.53 | 27.10 |
| 4/1/2009 | 6/30/2009 | 37.98 | 26.89 | 36.86 |
| 7/1/2009* | 7/28/2009* | 40.70 | 34.04 | 40.29 |

* As of the date of this free writing prospectus available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through July 28, 2009. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

**Supplemental Plan of Distribution**

J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee from the Issuer that would not exceed $12.50 per $1,000 face amount of notes.  See "Supplemental Plan of Distribution" on page S-51 in the prospectus supplement.